UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 AND

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For June 08, 2004

SUPERMERCADOS UNIMARC S.A.

(UNIMARC SUPERMARKETS, INC.)

(Translation of registrant's name into English)

Avda. Presidente Eduardo Frei Montalva No.1380 - Renca

(Santiago de Chile, Santiago)

(56 2) 687-7000

__________________________________

Form 20-F Form -40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3.2(b) under the Securities Exchange Act of 1934

Yes No

Supermercados Unimarc S.A.

Report on Form 6-K

Table of Contents

  A free English translation from Spanish of a filing by the Company with the Chilean Securities and Insurance Superintendency relating to the Essential Fact about the Board of Directors of the society.
  A filing indicated in (1) in Spanish.

SANTIAGO, June 08, 2004

DA.062/04

Mr.

Alejandro Ferreiro Y.

Securities and Insurance Superintendent

Chilean Securities and Insurance Superintendency

Present

Ref.: Registration in the Stock and Securities Registry under number 447

Under my consideration:

In compliance with the ninth section and second clause of the tenth section of Law number 18.045, and General Regulation number 30 issued by the Chilean Securities and Insurance Superintendency, enclosed I send you a report of certain relevant events about the company and the public offering.

Sincerely yours,

Eduardo Viada Aretxabala

Chief Executive Officer

Supermercados Unimarc S.A.

Inc.: the above mentioned

Copy: Santiago Stock Exchange

Valparaiso Stock Exchange

Electronic Stock of Chile

General file

ESSENTIAL FACT

SUPERMERCADOS UNIMARC S.A.

Inscription Registers of Values No. 447

According to article ninth and ten of the Law 18.045, I inform you the following essential fact regarding the society.

In Directors Meeting entered into June 08, 2004, was accepted the resignation to the position of Director of Mr. Eduardo Viada Aretxabala, immediately afterwards he was designated as Chief Executive Officer. For the effects of the Article 42 of the Regulation of stock company, was designated Mr. Gustavo Andres Martinez Cuevas.

In the referred meeting also was agree to leave vacancy Director's position that Mr. Viada occupied, until the next Ordinary Shareholders Meeting enter into, during that meeting the society's directory should be renewed.

SANTIAGO, 08 de Junio de 2004

DA.062/04

Senor

Alejandro Ferreiro Y.

Superintendente de Valores y Seguros

Presente

Ref.: Inscripcion Registro de Valores Nro. 447

De mi consideracion:

En virtud de lo establecido en el articulo noveno e inciso segundo del articulo 10 de la Ley 18.045, y de conformidad a lo senalado en la Norma de Caracter General Nro. 30, acompano la informacion de ciertos hechos que a criterio de esta compania, reviste el caracter de esencial o relevante respecto de la sociedad y sus valores de oferta publica.

Saluda atentamente a usted,

________________________________________________________

Eduardo Viada Aretxabala

Gerente General

pp. Supermercados Unimarc S.A.

Inc.: Lo citado

c.c.: Sres. Bolsa de Comercio de Santiago

Sres. Bolsa de Comercio de Valparaiso

Sres. Bolsa Electronica de Chile

Archivo General

HECHO ESENCIAL

SUPERMERCADOS UNIMARC S.A.

De conformidad a lo establecido en el articulo 9 y 10 de la ley 18.045, comunico el siguiente hecho esencial respecto de la sociedad.

En Sesion de Directorio de fecha 08 de Junio de 2004, se acepto la renuncia al cargo de Director del senor Eduardo Viada Aretxabala, y acto seguido se le designo como Gerente General. Para los efectos del Articulo 42 del Reglamento de Sociedades Anonimas, se designo a don Gustavo Andres Martinez Cuevas.

En la referida sesion se acordo de la misma manera, dejar vacante el cargo de Director que ocupaba el senor Viada, hasta la proxima Junta Ordinaria en que debera renovarse totalmente el Directorio de la Sociedad.